                                                             Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney S.A.
                                                   Commission File No. 001-14110
                                                              Date: July 7, 2003



PRESS RELEASE


                       ALCAN ANNOUNCES OFFER FOR PECHINEY

                        Compelling value for shareholders


MONTREAL, CANADA ; PARIS, FRANCE - 7TH JULY, 2003 - Alcan [NYSE, TSX: AL] today announced plans to launch a tender offer for Pechiney [NYSE: PY, PARIS: PEC] in order to solidify its position as one of the world's largest aluminum and packaging companies. The completion of the transaction is expected to create value for the shareholders of both companies. Alcan and its customers will benefit from a broader product portfolio, technological leadership and enhanced market capability.

"This is a win-win offer that maximizes value for shareholders and stakeholders of both companies, recognizes the strengths of both companies and provides the best option for future growth. I am convinced that Alcan's offer represents an exceptional opportunity for both Pechiney and Alcan and that now is the right time to seize it", said Travis Engen, Alcan's President and CEO.

The combined company will benefit from enhanced scale, financial strength and technological resources as well as its increased capability to serve customers worldwide. Reflecting Alcan's significantly increased industrial presence in France, Alcan intends to locate the global headquarters of the combined entity's packaging business in Paris and has identified France as the headquarters for its European primary aluminum business. In addition, Alcan has identified France as the future home for its global centre of excellence for new cell technology development in primary aluminum.


HIGHLIGHTS OF THE OFFERS
The offer values each Pechiney share at euro 41, which represents a premium of 28% over the closing price as of July 2, 2003 and 39% over the one-month average.

The offer consists of 60% in cash and 40% in new Alcan common shares. The main characteristics of the offer include:

     - Principal mixed offer : euro 123 in cash and three Alcan shares for five Pechiney shares;

     -    Subsidiary cash offer : euro 41 per each Pechiney share;

     -    Subsidiary share offer : 3 Alcan shares for every two Pechiney shares;

     - These two subsidiary offers will need to respect the final portion of 60% in cash and 40% in Alcan shares;

     -    Cash offer on OCEANEs : euro 81.70 in cash for each OCEANE.

The offer is conditional to government and regulatory authorities as well as the tendering of a 50% minimum of the total diluted number of Pechiney shares to the offer.


INDICATIVE TIMETABLE
Alcan's offer to Pechiney was filed with the market authorities on 7th July, 2003. Employee representatives of Alcan are currently being given information about the offer. Alcan expects the offer to be completed within 4 or 5 months.

                                      ****
PECHINEY is an international group listed on the Paris and New-York stock exchanges. Its three core businesses are primary aluminum, aluminum conversion and packaging. Pechiney achieved sales of euro 11,9 billion in 2002. It employs 34,000 employees.

ALCAN is a multinational, market-driven company and a global leader in aluminum, packaging, and recycling with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.


Alcan intends to file with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.
This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
Certain statements made in this communication are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we intend to file with the SEC. See the previous paragraph for information about how you can obtain a free copy of the registration statement. We undertake no obligation to update forward-looking statements.

                                      ****

A PRESS CONFERENCE WILL TAKE PLACE TODAY 7TH JULY AT 10 AM IN PARIS AT PAVILLON GABRIEL, 5 AVENUE GABRIEL 75008 PARIS YOU MAY ALSO OBTAIN A COPY OF THE DOCUMENTS DISTRIBUTED DURING THE PRESS CONFERENCE ON LINE (www.alcan.com) OR WHEN CALLING INVESTORS RELATIONS DEPARTMENT (+ 1 514 848 8362)

YOU MAY ALSO JOIN THE ANALYST AND PRESS CONFERENCE CALL ON MONDAY, 7TH JULY, 2003 , AT 01:00 PM (GMT) OR 02:00 PM (PARIS TIME), OR 08:00 AM (MONTREAL TIME). DIAL-IN NUMBERS :
EUROPE: +1 212-271-4611 (AT 01:00 PM GMT, 02:00 PM PARIS TIME)
NORTH AMERICA: +1 888-564-1610 (AT 08:00 AM MONTREAL TIME)
MR. TRAVIS ENGEN, ALCAN'S PRESIDENT AND CEO, WILL PRESENT YOU THE OFFER'S PROSPECTS AND TERMS.
THE PRESENTATION WILL BE BROADCAST ON : www.alcan.com, INVESTORS' SECTION.

FOR MORE INFORMATION:

Investor Relations:               Press Relations:                Press Relations:
------------------                ---------------                 ---------------

Alcan                             Alcan                           Publicis Consultants Paris
Corey Copeland                    Joseph Singerman                Christine Chanet
Tel : +1 514 848 8362             Tel : +1 514 848 1355           Tel :.+33 1 44 43 75 10
Mobile : +1 514 919 9607          Mobile : +1 514 262 9633        Mobile : +33 6 25 05 85 41
corey.copeland@alcan.com          joseph.singerman@alcan.com      christine.chanet@consultants.publicis.fr

                                                                  Nicolas Castex
                                                                  Tel : +33 1 44 43 69 07
                                                                  Mobile : +33 6 62 08 83 12
                                                                  nicolas.castex@consultants.publicis.fr

                                                                  Anne-Caroline Briand
                                                                  Tel : +33 1 44 43 69 72
                                                                  Mobile: +33 6 83 37 28 39
                                                                  anne-caroline.briand@consultants.publicis.fr



APPENDIX 1 - A WORLD-LEADING ALUMINUM AND PACKAGING COMPANY


The combination of Alcan and Pechiney had pro forma 2002 revenues of USD 24 billion. It has a balanced base of revenues from operations in primary aluminum, fabricated products and packaging. Its geographical presence will be well-balanced, with business in Europe amounting to 44 % of sales, North America representing 34 % and the rest of the world 22 %. Alcan believes that its enhanced size and scope resulting from the transaction will enable it to capitalize on a greater variety of strategic options. The combined company's world-wide headquarters will be in Montreal with business headquarters in France, Switzerland, the United States and Brazil. Alcan will employ approximately 88 000 people in 50 countries around the world to serve increasingly global as well as regional customers.


EXPECTED BENEFITS OF THE TRANSACTION

The combined company will benefit from the pooling of technological expertise, customer knowledge and know-how in all of its business groups and markets.

BAUXITE, ALUMINA AND SPECIALTY CHEMICALS
Alcan will benefit from a doubling of its ownership in Queensland Alumina Ltd., the largest and one of the lowest cost aluminum producers in the world, as well as the ability to extend and improve the alumina production technology.

PRIMARY ALUMINUM
Alcan expects to benefit from the combined entity's larger low-cost position and opportunities for low-cost growth in primary aluminum production based on, among other things, increased opportunities to sustain and enhance Pechiney's strong position in new cell, high-amperage smelting technology and to extend its implementation.

ROLLED PRODUCTS
The addition of Pechiney's fabrication operations will provide Alcan with opportunities to participate, with a strong global position, in the specialized and strategic aerospace market and increase productivity through global implementation of best practices and the usage of the world-class rolling technologies of both companies.

ENGINEERED PRODUCTS
The addition of Pechiney's operations in engineered products will enable Alcan to better serve the expanding demand for aluminum applications in the automotive industry, in both North America and Europe.

PACKAGING
The combination of Alcan's and Pechiney's flexible and specialty packaging businesses will create one of the largest packaging companies in the world with a leading position in flexible packaging, complementary market positions in North America and Europe and a strong range of value-added products.

TECHNOLOGY
Following the transaction, Alcan intends to continue support Pechiney's technology facilities with continued and enhanced investments to further develop its world leading technologies, particularly in aluminum smelting. Specifically, Alcan plans to retain and enhance Pechiney's research and development capabilities in France, where it has established and nurtured a recognized global center of excellence.

APPENDIX 2 - SUMMARY OF OFFER CONDITIONS

Alcan will be offering to exchange:

     o 3 Alcan Common Shares and euro 123 in cash for every 5 Pechiney Common Shares;

     o 3 Alcan Common Shares and euro 123 in cash for every 50 Pechiney Bonus Allocation Rights (10 Pechiney Bonus Allocation Rights being exchangeable for one Pechiney Common Share);

     o euro 81.70 in cash for each Pechiney OCEANE (obligations a option de conversion en actions nouvelles et/ou d'echange en actions existantes); and

     o 3 Alcan Common Shares and euro 123 in cash for every 10 Pechiney American Depositary Shares, or Pechiney ADSs (each Pechiney ADS representing one-half of one Pechiney Common Share), tendered.

Holders of Pechiney Common Shares, Pechiney Bonus Allocation Rights or Pechiney ADSs may, in lieu of this mix of Alcan Common Shares and cash, make the following elections with respect to the consideration to be received:

     o Elect to receive 3 Alcan Common Shares for each 2 Pechiney Common Shares, each 20 Pechiney Bonus Allocation Rights or each 4 Pechiney ADSs that you tender; or

     o Elect to receive euro 41 in cash for each Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney ADSs that you tender.

Holders will not be required to make the same election for all of the Pechiney securities tendered, and either of these elections may be made for all or some of the Pechiney securities to be tendered. However, these elections will be subject to a proration and allocation procedure that will ensure that 40% of the tendered Pechiney Common Shares (including, for the purposes of this calculation, the Pechiney Common Shares underlying the tendered Pechiney Bonus Allocation Rights and Pechiney ADSs) are exchanged for Alcan Common Shares and 60% are exchanged for cash.

Alcan's offer to acquire all of the outstanding Pechiney securities will be made through two separate offers:

     o a U.S. offer open to all holders of Pechiney securities who are located in the United States. The cash consideration payable in this offer will be paid in U.S. dollars calculated by converting the applicable amount in euros into U.S. dollars using the noon buying rate, as published by the Federal Reserve Bank of New York, on the business day prior to the settlement date, and

     o a French offer open to all holders of Pechiney securities who are located in France and to holders of Pechiney securities who are located outside of France if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer.

The offers together are being made for all issued and outstanding Pechiney securities, as well as for all Pechiney Common Shares that are held as treasury stock and all Pechiney Common Shares that are or may become issuable prior to the expiration of the offers due to the conversion of outstanding Pechiney OCEANEs or the exercise of Pechiney stock options. The completion of the offers will be subject to certain conditions.

It is currently anticipated that the offers will open for acceptance in the third quarter of 2003.

The offers will be subject to the following conditions: (i) obtaining customary governmental and regulatory clearances including from applicable competition regulations, and (ii) receiving valid acceptances (not withdrawn) in respect of more than 50% of the total share capital and voting rights in Pechiney, calculated on a fully diluted basis.

Pechiney Common Shares are listed on Euronext Paris and quoted on SEAQ International in London. Pechiney Bonus Allocation Rights and Pechiney OCEANEs are listed on Euronext Paris and Pechiney ADSs are listed on the New York Stock Exchange. Euronext Paris has announced that Pechiney's Bonus Allocation Rights will no longer be listed after August 4, 2003.

Alcan Common Shares are listed on the New York Stock Exchange under the symbol "AL", the Toronto Stock Exchange under the symbol "AL.TO", the London Stock Exchange under the symbol "ALq.L" and the SWX Swiss Exchange under the symbol "AL.S". Alcan will apply to list its Alcan Common Shares on Euronext Paris, subject to the successful completion of the offers.

The offers will be described in greater detail in the relevant offer documentation which will be filed with and available from securities regulatory authorities.

APPENDIX 3 - REASONS FOR THE OFFERS

INTRODUCTION

Alcan is pursuing its offers for Pechiney because of the significant value-creating opportunities the offers present to both Alcan and Pechiney shareholders. The transaction is intended to enable Alcan to build upon its position as one of the world's leading aluminum and packaging companies and to benefit from the combined entity's enhanced scale, financial strength and technological resources as well as its increased capability to serve customers worldwide. Alcan will also benefit from a larger and more diversified low-cost global position in primary aluminum production with opportunities for profitable growth, an advanced aluminum fabricating business with facilities around the world and a leading position in flexible packaging. The addition of Pechiney will enhance Alcan's research and development and product and process development capabilities across all of its business sectors.

Reflecting Alcan's significantly increased industrial presence in France, Alcan intends to locate the global headquarters of the combined entity's packaging business in Paris and has identified France as the headquarters for its European primary aluminum business and the future global headquarters for new cell technology development in primary aluminum. Alcan is also considering the business logic relating to the possibility of establishing the global headquarters of the aerospace and engineered products group in France.

Alcan believes that its enhanced size and scope as a result of its acquisition of Pechiney will enable it to capitalize on a greater variety of strategic options. Alcan intends to continue pursuing value-maximizing strategies consistent with its Value Based Management system through a careful analysis of the expanded opportunity set that Alcan will benefit from following the transaction.

In 1999, Alcan, Pechiney and Alusuisse-Lonza Group AG, or "algroup," proposed a three-way combination (referred to as the "proposed APA transaction"). At that time, Alcan, Pechiney and algroup identified a series of compelling strategic benefits in connection with that transaction. These included:

     o    a sustainable low-cost position in primary aluminum production,

     o    the combination of their aluminum fabrication offerings,

     o    the creation of a world leader in the packaging business,

     o    leadership in core smelting technology,

     o substantial synergies arising from scale, plant optimization, elimination of duplication, and implementing best practices throughout the merged group.

The proposed APA transaction was conditional upon, among other things, receipt of merger approval from the European Commission. The inability to resolve certain transaction issues (including agreeing upon the undertakings that would be required in order to secure regulatory approval from the European Commission) led Alcan, algroup and Pechiney to jointly terminate the APA transaction. Alcan was, however, able to subsequently complete its acquisition of algroup and achieve many of the anticipated benefits from the proposed APA transaction. Alcan is convinced that the fundamental strategic logic of proposed APA transaction, which was endorsed at the time by Pechiney's then and current CEO, remains valid and compelling.

Since the proposed APA transaction of 1999 was abandoned, the CEO of Pechiney and Alcan have met together several times. The idea of a combination of the two groups was raised during several of their meetings. During two face-to-face meetings on July 4 and 5, 2003, Mr Travis Engen, CEO of Alcan, presented to Jean-Pierre Rodier, CEO of Pechiney, the main terms of the offer Alcan was considering making, the undertakings Alcan would be ready to make to regulators and Alcan's intentions regarding its presence in France.

In assessing the merits of the transaction, Alcan has taken into account its past experience with, and the statements of, the European Commission at the time of the proposed APA transaction and has considered the likelihood that Alcan will need to commit to divesting, demerging or otherwise disposing of certain businesses or operations in order to obtain approval from the European Commission. Alcan has further considered the impact of its Value-Based Management systems on its strategic outlook and believes that the substantial benefits of its enhanced size and scope, financial strength and improved strategic flexibility following completion of the transaction substantially outweigh the likely impact of the undertakings that may be required in order to obtain regulatory approvals and the other risks associated with the transaction. The final determination of the undertakings that Alcan may be required to offer in order to obtain regulatory approval will be made through dialogue with the appropriate authorities and after careful assessment of the best interests of Alcan's shareholders. To this end, Alcan has already initiated discussions with the European Commission on appropriate undertakings to resolve the competition issues that the transaction will likely raise in Europe.

Alcan's assessment of the merits of the transaction also recognizes that the respective markets served by Alcan and Pechiney and the outlook for each company have changed significantly since 1999. These changes result from a variety of factors, including a revised industry view of lower aluminum prices, the deterioration in demand from the aerospace industry, the increase in the relative value of the euro to the dollar, and continued pressure in the packaging sector as a result of customer consolidation. Alcan has also taken into account its successful integration of algroup, as well as the complementary profit enhancement initiatives already underway at both Alcan and Pechiney. Furthermore, since the acquisition of algroup, Alcan has also successfully executed the acquisitions of 30% of the Gove alumina refinery, 40% of the Alouette smelter and VAW's Flexpac packaging business.


BUSINESS PLANS AND EXPECTED BENEFITS OF THE TRANSACTION
Following the transaction, the combined entity will benefit from the complementary strengths of Alcan and Pechiney. Total revenues of the combined entity on a pro forma basis will be approximately $24 billion based on 2002 sales and Alcan will employ approximately 88,000 employees in 50 countries around the world. The aluminum and packaging business units will be among the largest companies in their respective industries, operating on a global scale. The expected benefits from this enhanced size and scope and Alcan's plans are outlined below.

Alumina.  Alcan will benefit from:

     o an increased ownership position (from 20.4% to 41.4%) in Queensland Alumina Ltd., the largest and one of the lowest cost alumina producers in the world,

     o the integration of geographically complementary bauxite mining and alumina refining capacities, and

     o opportunities to extend and improve the alumina production technology of the two companies.

Primary Aluminum. Alcan expects to benefit from a the combined entity's larger low-cost position and opportunities for low-cost growth in primary aluminum production based on, among other things:

     o the increased scale, geographic diversification and integration of the two companies' low cost smelting systems,

     o increased opportunities to sustain and enhance Pechiney's strong position in new cell, high-amperage smelting technology and to extend its implementation,

     o opportunities to extend the best manufacturing practices of each company, including anticipated higher production efficiency through amperage increases and improved cell operation, and

     o an increased ability to evaluate and participate in value-creating brownfield and greenfield smelting projects worldwide.

Fabricated Aluminum. Following the transaction, Alcan will further enhance its position as a world leader in the fabricated and rolled aluminum products businesses. The addition of Pechiney's fabrication operations will provide Alcan with opportunities to:

     o participate, with a strong global position, in the specialized and strategic aerospace market,

     o better serve the increasing demand for aluminum applications in the automotive industry, in both North America and Europe,

     o build upon Pechiney's technology and know-how, by applying its enhanced capabilities to the enlarged group's expanded operations, and

     o increase productivity through global implementation of best practices and the usage of the world-class rolling technologies of both companies.

Packaging. The combination of Alcan's and Pechiney's flexible and specialty packaging businesses will create one of the largest packaging companies in the world with a leading position in flexible packaging, complementary market positions in North America and Europe and a strong range of value-added products. Alcan intends to locate the global headquarters of the combined entity's packaging business in Paris. The combined packaging business will benefit from:

     o a geographically balanced operating platform offering a higher value, enhanced global range of packaging products,

     o    improved capabilities to serve the needs of multinational customers,

     o a strong platform from which Alcan can actively pursue growth opportunities in this global industry, and

     o leveraging the combined entity's research and development activities and best practices in developing new products and improving manufacturing processes.

International Trading. Pechiney's international trading will be maintained as an independent activity for a transitional period. Alcan intends to assess the value creation alternatives offered by this business including the possibility of incorporating it within Alcan's existing operations.

Technology. Following completion of the transaction, Alcan intends to continue to actively support Pechiney's technology facilities with continued and enhanced investments to further develop Pechiney's world leading technologies, particularly in aluminum smelting. Specifically, Alcan plans to retain and enhance Pechiney's research and development capabilities in France, where it has established and nurtured a recognized center of excellence. In this regard, Alcan has identified France as the future global center of excellence of new cell technology for primary aluminum.

Benefits to Customers The industries that Alcan and Pechiney serve are themselves consolidating and becoming increasingly global in the scope of their operations. Their global and regional customers are seeking financially stable, full-service suppliers with the scale and regionally-based facilities required to meet their needs. Following the transaction, Alcan will be better positioned to work with its customers on a global basis to address their needs by supplying them with existing products as well as by efficiently developing new technologies and applications to serve their expanding needs.

Aluminum customers will benefit from working with a company that has a strengthened low-cost position, enhanced research and development and technological capabilities and the capacity and geographic scope to address customers' aluminum fabrication needs around the world.

Packaging customers will benefit from working with a company recognized as a leading supplier in its key markets, with enhanced technological capability allowing for product innovation and customer support.


ANTICIPATED COST SYNERGIES FROM THE TRANSACTION
Alcan's management currently estimates that combining Alcan and Pechiney will generate $250 million in annual cost synergies, on a pre-tax basis, that will be substantially achieved within two years of the completion of the offers. By way of comparison, Alcan realized synergies of approximately $200 million per year, pre-tax, compared to an initial target of $150 million, from the successful integration of Algroup. This experience, as well as the experience of both Alcan and Pechiney in their own cost reduction programs initiated since the proposed APA transaction, support Alcan's synergy estimates in this transaction although there can be no assurance that synergies ultimately realized will not be higher or lower than this estimate. In order to realize these synergies, Alcan currently estimates that it will incur approximately $200 million in costs and expend $50 million in capital within two years of the completion of the offers.

The cost synergies are expected to be achieved from:

     o selling, general and administrative expenses: cost savings realized by combining corporate and head office services and trading, sales and distribution staff support services;

     o operations: operating cost savings realized through the optimization of production facilities and the extension of production runs;

     o logistics and purchasing: raw material, operating and capital cost savings realized through leveraging project management, purchasing requirements and supply chain issues on a larger scale;

     o research and development: research and development cost savings realized by focusing research facilities, technical services and information technology; and

     o capital expenditure programs: optimizing the timing and the sequence of investments available to Alcan and Pechiney to maximize shareholder returns on these investments.


FINANCIAL RESOURCES FOR SUSTAINED GROWTH
Following the transaction, Alcan will have substantially greater financial resources than either Alcan or Pechiney alone. Alcan and Pechiney had combined pro forma 2002 total revenues of approximately $24 billion using the purchase method of accounting under U.S. GAAP.

The transaction is anticipated to be accretive in year one to EBITDA, earnings per share, free cash flow and return on capital employed. Looking forward, Alcan also expects to meet or exceed its previously announced targets of 15% compound annual growth in earnings per share, minimum free cash flow of $400 million per year, and positive Economic Value Added by 2006.

Upon completion of the transaction, Alcan will have a debt to capital ratio above its long-term target of 35%. Alcan expects to be able to reduce this ratio to below its target within three years while maintaining its financial flexibility to assure Alcan's growth.

Alcan has also considered the potential adverse impact and risks of the transaction, including the increased management attention that will be required to integrate Pechiney, the costs and covenants associated with the bank facilities required to pay for the cash element of the consideration, the risks generally applicable with respect to an investment in Pechiney and the risks associated with an unsolicited acquisition where there are substantial limitations on the pre-acquisition due diligence process and increased danger of difficulties with Pechiney's management and employees.


POSSIBLE UNDERTAKINGS TO MEET REGULATORY CONCERNS
The completion of the offers and the subsequent combination of the businesses of Alcan and Pechiney are subject to certain regulatory approvals, including, among others, receipt of merger control approval from the European Commission.

In view of Alcan's experience in respect of the competition regulatory matters and the competition issues that the offers may raise in certain European markets (notably certain flat-rolled products, aluminum aerosol cans and aluminum cartridges), Alcan has already held confidential preliminary discussions with the European Commission to discuss the types of undertakings that Alcan may need to offer in relation to these markets in order for the European Commission to be able to approve the transaction at the end of its initial ("Phase I") review of the transaction. If required, these undertakings will likely include the divestiture of certain European businesses, operations or assets of Alcan and/or Pechiney, to be implemented by way of sale, demerger or other transaction of similar effect within a relatively short period of time after the completion of the offers.

In relation to flat-rolled products, Alcan's interpretation of the position that the European Commission took in relation to the market shares that would have resulted from the proposed APA transaction is that the competition concerns arose primarily from bringing under common ownership and control Alcan's interest in AluNorf (a 50% interest in a rolling mill held through a joint venture with Norsk Hydro ASA) and Pechiney's Neuf-Brisach rolling mill. Alcan is therefore willing, if required by the European Commission, to undertake that these two rolling mill assets (in each case, together with certain other smaller rolling mill assets) will not both be held under common ownership and control. Alcan believes that such an undertaking would resolve the principal competition concerns that may be raised in relation to the Western European flat-rolled products markets, although there can be no assurance that the European Commission would not require Alcan to modify such a commitment. In relation to rigid packaging products, Alcan is prepared to undertake to divest or demerge certain businesses relating to aerosol cans and aluminum cartridges to resolve any regulatory concerns.

Alcan anticipates that the businesses that will likely be subject to any regulatory undertakings described above represent approximately 4% to 5% of total pro forma revenues (based on 2002 revenues).

Although Alcan expects to make these undertakings with a view to securing regulatory approvals promptly, there can be no assurance that the European Commission will accept any remedies that Alcan offers in order to secure approval of the transaction at the end of Phase I and Alcan may be required to offer additional undertakings in relation to other products.


EMPLOYMENT MATTERS
Alcan recognizes the value of Pechiney's employees. Alcan will strive to retain Pechiney's critical human resources following completion of the transaction.

Industrial Operations. Alcan does not currently intend to make material changes to Pechiney's existing industrial workforce, beyond those that are contemplated by Pechiney's current strategic restructuring plans and closure or workforce reduction announcements. Alcan is committed to keeping both Alcan's and Pechiney's employees' representatives informed throughout the offer process.

Pechiney's Senior Management and Head Office. Alcan currently plans to maintain Pechiney's existing senior management team and head office operations in place for a transitional period, after which Alcan expects to be able to achieve significant cost synergies by rationalizing Pechiney's corporate head offices. Alcan intends, however, to locate the headquarters of its global packaging and European primary aluminum businesses in France. Alcan is also considering the business logic relating to the possibility of establishing the global headquarters of its aerospace and engineered product group in France.


CONTEMPLATED DIVIDEND POLICY
Pechiney Securities. Alcan is not in a position at this stage to state what Pechiney's dividend policy will be in respect of Pechiney securities remaining outstanding after the offer, but it is likely that such policy will be determined in the context of Pechiney's integration into the combined entity. This policy could bring about a large reduction in the level of dividends paid by Pechiney, or even an end to dividends being paid at all.

Alcan Common Shares. The new Alcan Common Shares issued in connection with the offer will have the same dividend and other rights as existing Alcan Common Shares.